Filed Pursuant to Rule 424(b)(3)
Registration Number 333-60686

Prospectus Supplement Dated April 26, 2002 to
Prospectus Dated July 6, 2001 of LendingTree, Inc.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):    April 24, 2002 (April 23, 2002)

LENDINGTREE, INC.
(Exact name of registrant as specified in charter)

Delaware	000-29215	25-1795344

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	file number)	Identification Number)

11115 Rushmore Drive, Charlotte, North Carolina	28277

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:     (704) 541-5351

Item 5.  Other Events.

     On April 23, 2002, LendingTree issued a press release covering the results of its first quarter 2002 operating results and providing guidance for the remainder of 2002. See Exhibit 99.1.

Item 7.  Financial Statements, Pro Forma Financial Information and Exhibits.

(a) Financial Statements. Not applicable.

(b) Pro Forma Financial Information. Not applicable.

(c) Exhibits. The following exhibit is filed herewith:

99.1 Press release issued on April 23, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LENDINGTREE, INC.

Date: April 24, 2002	By:	/s/ Douglas R. Lebda Name: Douglas R. Lebda Title: Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC

EXHIBITS

CURRENT REPORT
ON
FORM 8-K

Date of Event Reported:	Commission File No:
April 23, 2002	000-29215

LENDINGTREE, INC.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.1	Press release issued on April 23, 2002.

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contacts:	Keith Hall	Brian Regan	Deborah Roth
	Senior Vice President	Vice President of	Senior Director,
	and CFO	Finance	Corporate Communications
	(704) 944-8580	(704) 944-8531	(704) 944-8571
	khall@lendingtree.com	bregan@lendingtree.com	droth@lendingtree.com

LendingTree Announces Record Revenue, EBITDA Profitability, and Improved Net
Results for First Quarter 2002

•	For the first time since inception, Company earns positive EBITDA of $1.4 million, or $0.07 per share, which is $3.1 million favorable to the fourth quarter EBITDA loss and $8.6 million favorable to the loss for the same quarter in 2001.

•	EBITDA for the quarter benefits from a one-time credit for incentive compensation accruals. Excluding this credit, EBITDA is $0.8 million, or $0.04 per share, exceeding previously revised guidance.

•	Record first quarter revenue of $21.3 million increases 13% over previous quarter and 74% over the first quarter of 2001.

•	Net loss of $0.7 million improves $3.8 million versus the previous quarter and is $9.5 million favorable to the same period last year.

•	Average transmit rate across all products of 58% grows 7 points, or 14%, over previous quarter and increases nearly 12 points, or 26%, above the first quarter of 2001.

•	Company reiterates 2002 outlook and expectation to earn GAAP net income in the third quarter.

CHARLOTTE, N.C., April 23, 2002 — LendingTree, Inc. (NASDAQ: TREE), the leading online lending exchange and technology provider, today announced financial results for its first quarter ended March 31, 2002, extending its trend of record revenue and earning positive EBITDA for the first time. For the quarter, the Company posted revenue of $21.3 million, which is $2.5 million, or 13%, greater than the previous record set in the fourth quarter of 2001 and 74% greater than the revenue for the first quarter of 2001. The Company earned EBITDA (earnings before interest, depreciation, amortization, and non-cash compensation charges) of $0.8 million exclusive of a one-time credit for incentive compensation accruals. EBITDA was $1.4 million, or $0.07 per share, which was $3.1 million favorable to the fourth quarter EBITDA loss and $8.6 million favorable to the EBITDA loss for the same quarter in 2001.

LendingTree’s net loss for the first quarter 2002 was $0.7 million, which is $3.8 million favorable to the previous quarter’s net loss and $9.5 million less than the net loss for the same quarter in 2001. The difference between the net loss and EBITDA for the quarter resulted from non-cash charges of $1.9 million for depreciation and amortization expense and $0.2 million in stock-based compensation expense. Management utilizes EBITDA as a key measure when evaluating the Company’s operating performance.

After dividends and accretion on preferred stock, the net loss attributable to common shareholders was $2.8 million, or $0.15 per share. This is $2.7 million, or 48%, favorable to previous quarter and represents a $7.4 million, or 72%, improvement to the same quarter in 2001.

Doug Lebda, founder and CEO, stated, “Our business model continues to operate as anticipated. During the first quarter, as mortgage rates began to firm and the refinance boom ended, an expansion of lender activity on our Exchange yielded improvements in many of our core operating metrics, such as transmit rates, the average number of lenders to whom loans are transmitted, and product mix. Consistent with our previous experience, during periods of stable and rising interest rates, lenders compete more aggressively for consumer loans from the LendingTree Exchange as volume from traditional channels decreases.”

Lebda continued, “Transmit rates for mortgage and home equity products increased by 40% and 7%, respectively, over the previous quarter. The average transmit rate across all products grew to 58% this quarter, up from 51% in the fourth quarter of 2001. In addition, the average number of lenders to which a mortgage loan request was transmitted expanded by 40%. Loan requests for our home equity products grew 12% over the fourth quarter, ahead of expectations. Because the closing rate for home equity loans is higher than mortgage closing rates, this shift in product mix, in addition to increased transmit rates, resulted in higher revenue per customer.”

Keith Hall, senior vice president and CFO, stated, “Our quarterly results benefited from the record revenue per transmitted loan request of nearly $48, which exceeded our guidance by 20%. Due to our scalable exchange business model, our operating expenses remained stable. The resulting higher contribution margin per transmit of $19.23 beat our guidance by 70% and exceeded the fourth quarter by 27%. The larger contribution margin per transmit resulted in revenue and EBITDA exceeding expectations.”

Hall continued, “As more lenders turn to LendingTree as an important source of customers, we continue to grow the largest lending exchange to benefit both consumers and lenders. At the end of the first quarter, we had 163 participating lenders, representing an increase of 12% over the previous quarter and 35% more than the first quarter of 2001. During the quarter, the LendingTree exchange facilitated $3.9 billion in closed loans, which is more than double the amount closed during the same quarter last year. Our positive first quarter results continue to demonstrate LendingTree’s leadership in the online lending industry and reflect the future growth potential of the online lending market.”

Hall added, “At the end of March, LendingTree had $10.6 million in cash, with a $4.7 million balance outstanding under our accounts receivable credit facility. We are confident that our continued positive operating results, bolstered by cash on hand and the $5.9 million in proceeds raised from last week’s private placement, are more than adequate to fund our cash needs going forward, including the payment of cash dividends to holders of our preferred stock.”

Business Outlook

Hall continued, “We are tracking to our guidance for the remaining quarters of 2002. Consequently, we are reaffirming our outlook for the balance of the year, and we continue to anticipate earning positive net income in the third quarter of 2002.”

The following information is based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not reflect the potential impact of events that may occur after the date of this release.

(all figures in millions, except %, per share and per transmit data)

2002	Q1 Actual	Q2 Guidance	Q3 Guidance	Q4 Guidance	Full Year

P & L Data:

Revenue

Loan Exchange	$18.3	$19.5	$21.4	$20.0	$79.2

Realty Exchange	$1.3	$1.9	$2.4	$2.2	$7.8

Lend-X Technology	$1.6	$1.6	$2.2	$2.8	$8.2

Total Revenue	$21.3	$23.0	$26.0	$25.0	$95.3

Gross Margin	$18.0	$19.0	$21.6	$20.8	$79.3

Gross Margin %	84.8%	82.5%	83.0%	83.0%	83.3%

Cash Operating Expense	$16.6 [2]	$17.7	$19.0	$17.6	$70.9

EBITDA [1]	$1.4 [2]	$1.3	$2.6	$3.2	$8.4

Net Interest and Non-cash Items	$2.1	$2.4	$2.1	$1.9	$8.4

Net (Loss)/Income	($0.7)[2]	($1.1)	$0.5	$1.3	$0.0

Net (Loss)/Income Attributable to Common Shareholders	($2.8)[2]	($1.8)	($0.2)	$0.6	($4.2)

EBITDA Per Share — Basic	$0.07 [2]	$0.06	$0.13	$0.15	$0.42

EPS — Basic	($0.15)[2]	($0.09)	($0.01)	$0.03	($0.21)

Weighted Average Common Shares[3]	19.4	20.0	20.4	20.7	20.1

[1] EBITDA is net income (loss) per GAAP, excluding net interest income/expense, non-cash stock-based compensation charges, and depreciation and amortization expense. EBITDA is not a substitute for operating performance measures under GAAP and may be different from the presentation of financial information by other companies. GAAP measures of operating performance are included in the Company’s filings with the SEC.

[2] Includes one-time credit for a revision to an estimate of approximately $0.6 million related to incentive compensation. Excluding this positive adjustment, cash-operating expense for the quarter was $17.2 million, EBITDA was $0.8 million, or $0.04 per share, Net Loss was $1.3 million, Net loss attributable to common shareholders was $3.4 million, and net loss per share was $0.18.

[3] For the quarter ended March 31, 2002, weighted average common shares outstanding excludes 10.3 million weighted average potential common shares. Potential common shares include 7.3 million shares issuable upon the assumed conversion of convertible preferred stock and 3.0 million net shares issuable from options and warrants under the treasury stock method.

2002 Key Metrics	Q1 Actual	Q2 Guidance	Q3 Guidance	Q4 Guidance	Full Year

Volume Transmitted Loan Requests (000’s)	382.0	392.0	410.0	380.0	1,564

Variable Marketing Exp	$9.0	$10.0	$10.2	$9.6	$38.8

Per Transmit Metrics:

Revenue	$47.93	$49.75	$52.20	$52.63	$50.65

Variable Marketing Exp	$23.49	$25.51	$24.88	$25.26	$24.79

Cost of Revenue	$5.21	$4.97	$6.52	$6.32	$5.76

Total Contribution Margin	$19.23	$19.26	$20.79	$21.05	$20.09

The above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions and changes in interest rates; changes in consumer borrowing patterns; and other risk factors listed from time to time in the company’s SEC reports, as well as those risks listed elsewhere in this press release.

Conference Call Information: LendingTree has scheduled a conference call to discuss the company’s financial results for the first quarter of 2002 on Wednesday, April 24th at 8:30 a.m. EST. To listen to the conference call, please dial (888) 799-0558. A replay of the call will be available starting two hours after the completion of the call until April 30, 2002. The dial-in number for the replay will be 800-642-1687, Conference ID # 20263297. The conference call will also be available via Webcast at LendingTree.com.

About LendingTree, Inc.

Founded in 1996, LendingTree (NASDAQ: TREE) is the leading online lending Exchange that connects consumers, Lenders, and related service providers. The LendingTree Exchange is made up of more than 150 banks, lenders, and brokers (Lenders) and has facilitated nearly $22 billion in closed loans since inception. Millions of consumers have accessed the LendingTree Exchange though the Company’s site at www.lendingtree.com and through online and offline partners. Loans available via the LendingTree Exchange include home mortgage, home equity, automobile, personal, debt consolidation, and credit cards. LendingTree is the No. 1 brand in the online lending market for consumers, with 59 percent national awareness. The LendingTree Lend-X technology has been cited as ‘the platform of choice’(1) for online lending and has been adopted by industry leaders to power their online lending initiatives. The LendingTree RealtyServices offering connects consumers to a nationwide network of approximately 7,000 real estate professionals. The Company’s services and products are specifically designed to empower consumers, Lenders, and related service providers throughout the lending process, on and offline, delivering convenience, choice, and excellent value.

1 Resuscitating Mortgage Lending. Forrester Research, March 2001

This press release contains forward-looking statements within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements include statements regarding: projected future revenues, financial performance and operating metrics, our belief that our future operating results, together with cash on hand and the proceeds of our private placement, are more than adequate to fund our cash needs going forward, and our projection that we will earn positive net income in the third quarter of 2002. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. The Company’s actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company’s business, which include, but are not limited to: variations in consumer demand or acceptance; the willingness of lending institutions to offer their products over the Internet; further changes in the Company’s relationships with existing lenders, companies, and/or strategic partners; the Company’s ability to attract and integrate new lending companies and strategic partners; implementation of competing Internet strategies by existing and potential lending participants; implementation and acceptance of new product or service offerings, consumer lending industry regulation; competition in all aspects of the Company’s business; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company’s filings with the Securities and Exchange Commission.

# # #

LendingTree, Inc.
Operating Statistics
For the Quarter Ended March 31, 2002

	LendingTree Exchange

							Lending
		Home		Credit			Exchange	Realty
	Mortgage	Equity	Auto	Card		Personal	Sub-Total	Services		Total

Volume
Loan/Real Estate Requests Transmitted:
Number	143,381	75,167	75,863	73,466		14,284	382,161	19,809		401,970
Volume of Requests (in $ millions)	$23,969	$3,273	$1,229	$367		$140	$28,978	$4,576		$33,554
Transactions Closed in Q1 2002 Number	13,214	16,460	8,475	17,313	[1]	1,682	57,144	610		57,754
Volume of Transactions Closed (in $ millions)	$2,742	$948	$153	$87	[1]	$19	$3,948	$141		$4,089
Conversion Rates
Transmit Rate	70.6%	73.8%	58.2%	81.7%		27.4%	58.0%			58.0%
Static Pool Close Rate (Quarterly Average)[2]	7.2%	23.0%	17.1%	6.9	% [3]	29.9%	11.4%	4.3	% [6]	11.4%
Revenue (in $000’s)
Exchange Revenue	$9,257	$6,487	$926	$471	[1]	$195	$17,886 [4]	$221		$18,106
Affinity Partner Revenue	432						432	1,089		1,521
Lend-X Technology Revenue										1,640

Total Revenue	$9,689	$6,487	$926	$471		$195	$18,318	$1,309		$21,268
Average Revenue per Transmit	$67.58	$86.30	$12.20	$6.42		$13.67	$47.93	$66.10
Other Data
Number of Lenders/Realty Agencies	112	58	12	4		8	163	665	[5]
Number of Employees										237

[1] Includes credit card cross-sell activity.

[2] The static pool close rate incorporates the average time lag between the submission of a loan request (a “QF”) and the closure of a loan. It represents the closure rate of approved QFs from a static pool of requests submitted in the most recent month with a complete closure cycle. A static pool is considered to have a complete closure cycle after 120 days from the month in which a mortgage QF was submitted, 90 days after a home equity QF was submitted, 60 days after an auto or personal QF was submitted, and less than 30 days after a credit card QF was submitted.

[3] The close rate for credit cards represents the percentage of cards transmitted via the Network that resulted in card issuances in the first quarter (excluding credit card cross-sell activity).

[4] Total Lending Exchange Revenue does not add across as the total includes Set-Up Fees, Adaptive Marketing Fees and Realty Services Revenue.

[5] Number of Lenders does not add across because a lender can offer multiple loan products. The total lender number is the discrete number of LendingTree Exchange participants.

[6] The static pool closing cycle for a real estate referral is 180 days from the month in which a real estate referral was submitted.

LendingTree, Inc.
Operating Statistics by Marketing Channel
For the Quarter Ended March 31, 2002

	LT.com	Lend-X/B2B		Affiliates	Cross-sell/Other		Total

Revenue (in $000’s)
Exchange Revenue	$12,676	$2,030		$2,798	$814	[1]	$18,318
Realty Services Revenue		1,309					1,309
Lend-X Technology Revenue		1,640					1,640

Total Revenue	$12,676	$4,980		$2,798	$814		$21,268
Marketing & Advertising (in $000’s)
Variable Marketing & Advertising Costs [2]	$6,961	$839	[3]	$1,178	$0		$8,978
Volume
Loan Requests Transmitted	213,986	72,458	[3]	95,717	0		382,161
Lending Exchange Per Transmit Metrics
Revenue	$59.24	$28.02	[3]	$29.23	$2.13		$47.93
Variable Marketing & Advertising Costs	32.53	11.58	[3]	12.31	0.00		23.49

Variable Marketing Contribution Margin	$26.71	$16.44		$16.92	$2.13		$24.44

[1] Includes Credit Card Cross-sell Fees, Set-up Fees, and Adaptive Marketing Fees.

[2] Variable Marketing & Advertising includes working media advertising, affiliate network costs and Lend-X network costs.

[3] Variable marketing costs, loan requests transmitted and average exchange revenue per transmit excludes Lend-X revenue derived from Affinity Partners.

LendingTree, Inc.
Statements of Operations
(unaudited)

	For the Three Months
	Ended March 31,

	2002	2001

	(in thousands, except
	per share data)
Revenue:
Exchange	$19,628	$11,244
Lend-X technology	1,640	1,012

Total revenue	21,268	12,256

Cost of revenue:
Exchange	2,914	3,036
Lend-X technology	320	450

Total cost of revenue	3,234	3,486
Gross profit:
Exchange	16,714	8,208
Lend-X technology	1,320	562

Total gross profit	18,034	8,770
Operating expenses:
Product development	743	1,085
Marketing and advertising	10,668	8,874
Sales, general and administrative	7,342	9,093

Total operating expenses	18,753	19,052

Loss from operations	(719)	(10,282)
Interest and other non-operating income	122	157
Interest expense, financing and other charges	(115)	(42)

Net loss	(712)	(10,167)

Accretion of mandatorily redeemable convertible preferred stock	(169)	(18)
Dividends on mandatorily redeemable convertible preferred stock	(1,960)	(55)

Net loss attributable to common shareholders	$(2,841)	$(10,240)

Net loss per common share — basic and diluted	$(0.15)	$(0.52)

Weighted average shares used in basic and diluted net loss per common share calculation	19,372	19,838

LendingTree, Inc.
Balance Sheets
(unaudited)

	March 31,	December 31,
	2002	2001

	($ in thousands)
Assets
Current assets:
Cash and cash equivalents	$4,325	$3,400
Restricted short-term investments	6,237	2,764

Total cash and cash equivalents and restricted short- term investments	10,562	6,164
Accounts receivable, net of allowance for doubtful accounts	12,057	11,438
Prepaid expenses and other current assets	1,878	1,174

Total current assets	24,497	18,776
Equipment, furniture and leasehold improvements, net	1,966	2,016
Software, net	2,202	2,854
Intangible assets, net	3,084	3,667
Other assets	543	618

Total assets	$32,292	$27,931

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable	$3,982	$4,508
Deferred revenue	1,297	2,013
Accrued expenses	9,668	9,554
Short term borrowings	4,742	—
Current portion capital lease obligations	624	743

Total current liabilities	20,313	16,818
Deposits by subtenants	126	145
Capital lease obligations	180	291
Commitments and contingencies
Mandatorily redeemable securities
Series A convertible preferred stock, $.01 par value, 8% cumulative, 6,885,718 shares authorized, 6,842,858 and 6,885,715 shares issued and outstanding at March 31, 2002 and December 31, 2001, respectively	24,398	23,878
Shareholders’ deficit:
Common stock, $.01 par value, 100,000,000 shares authorized, 20,323,208 and 19,907,034 shares issued at March 31, 2002 and December 31, 2001, respectively	203	199
Treasury stock (664,321 shares at March 31, 2002 and 661,996 shares at December 31, 2001, at cost)	(4,206)	(4,170)
Additional paid-in-capital	122,656	121,675
Accumulated deficit	(127,776)	(127,064)
Deferred compensation	(1,261)	(1,477)
Notes receivable from officers	(2,341)	(2,364)

Total shareholders’ deficit	(12,725)	(13,201)

Total liabilities and shareholders’ deficit	$32,292	$27,931